United States of America



DEPARTMENT OF STATE

To all to whom these presents shall come, Greetings:

I Certify That the document hereunto annexed is under the Seal of the Secretary of State of the State(s) of Mississippi, and that such Seal(s) is/are entitled to full faith and credit.*

*For the contents of the annexed document, the Department assumes no responsibility
This certificate is not valid if it is removed or altered in any way whatsoever

In testimony whereof, I, Antony J. Blinken, Secretary of State , have hereunto caused the seal of the Department of State to be affixed and my name subscribed by the Assistant Authentication Officer, of the said Department, at the city of Washington, in the District of Columbia, this eleventh day of March, 2022.

Issued pursuant to CHXIV, State of Sept. 15, 1789, 1 Stat. 68-69; 22 USC 2657; 22USC 2651a; 5 USC 301; 28 USC 1733 et. seq.; 8 USC 1443(f); RULE 44 Federal Rules of Civil Procedure.

Antony Blinken
_____
Secretary of State

By Erica D. Mills
_____
Assistant Authentication Officer,
Department of State